EXHIBIT 99.1

Evaxion to present preclinical Proof-of-Concept for precision ERV cancer vaccine concept at ESMO Immuno-Oncology Congress

COPENHAGEN, Denmark, December 2, 2024 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will present preclinical Proof-of-Concept for its precision cancer vaccine concept, targeting non-conventional ERV (endogenous retrovirus) tumor antigens shared across patients at the ESMO Immuno-Oncology Congress, taking place from December 11-13, 2024, in Geneva, Switzerland.

The data to be presented stems from studies in human cells and mouse tumor models. The studies investigated human T-cell responses and mouse tumor growth inhibition induced by precision ERV vaccine targets identified using Evaxion’s AI-Immunology™ platform.

AI-Immunology™ can select ERV antigens for precision therapeutic cancer vaccines, offering therapeutic options for multiple specific cancer types and potentially enabling treatment for patients who are unresponsive to conventional cancer immunotherapy.

The new concept of deploying ERVs as vaccine targets allows for designing precision cancer vaccines that could be effective across diverse immune system characteristics, making them suitable for a wide range of patients. Evaxion plans to utilize this now preclinically validated concept to design new precision vaccine candidates to complement our existing pipeline of personalized cancer vaccines.

Conference presentation details:

Abstract title:	AI-designed cancer vaccines: antigens from the dark genome are promising cancer vaccine targets
Poster#:	124P
Location:	Foyer Mezzanine
Date/Time:	December 12, 2024, at 12.30 CET/06.30 EST
Presenter:	Daniela Kleine-Kohlbrecher, Senior Project Manager at Evaxion

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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